News Release

Alexco Reports Second Quarter 2014 Financial Results

August 14, 2014 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the second quarter of 2014. All figures are expressed in Canadian dollars unless otherwise stated.

Second Quarter Highlights

  Net loss of $1.7 million, or $0.03 per share. Loss before deferred taxes was $1.8 million, including non-cash costs of $0.8 million for depreciation and $0.2 million for share-based compensation.

  Cash and cash equivalents at June 30, 2014 of $6.3 million and net working capital of $11.7 million.

  $2.1 million incurred on exploration with 6,800 meters drilled through June 30th, on a total 2014 exploration program budgeted at $5 million and which remains ongoing.

  Achieved a favourable amended silver streaming agreement adopting a variable production payment basis linked to the spot price of silver.

  In July, announced a bought deal financing for $7 million, closing on August 21, 2014.

Alexco’s President and Chief Operating Officer Clynt Nauman said, “The second quarter and beginning of the third quarter has seen us reach some significant milestones on our path toward resuming production at the Keno Hill Silver District in Canada’s Yukon Territory. Of note is the amended silver streaming agreement with Silver Wheaton, which provides downside protection in softer silver markets while also retaining upside leverage in stronger markets, thus setting in place a basis on which we can achieve our objective of sustained silver production during normal commodity cycles. Implementation of the amended silver streaming agreement is subject to Alexco paying Silver Wheaton US$20 million, of which US$5 million will be contributed by Silver Wheaton through participation in a primary financing to raise this capital. More recently, we announced a bought deal offering of units which will protect the business in the medium term, while also increasing our flexibility to continue exploration and initiate development of the Flame & Moth deposit. We’ve made solid progress since last fall toward our goal of restoring our position as Canada’s only primary silver producer, and I’m excited to have the company positioned to restart mine development following completion of the bought deal offering. In the meantime, our 2014 exploration program has focused primarily on expanding mineralization in the Flame & Moth deposit area as well as further testing on the Bermingham deposit. Finally, as anticipated, our Alexco Environmental Group continues to perform well with net revenues from the business offsetting approximately half of Alexco’s combined overhead and mine site care and maintenance costs.”

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Revenue from environmental services	3,064	3,258	6,135	5,465
Gross profit from environmental services	812	1,435	1,793	2,242

Revenue from mining operations	105	10,903	361	25,411
Gross profit (loss) from mining operations	105	(2,363)	361	(2,331)

Revenue from all operations	3,169	14,161	6,496	30,876
Gross profit (loss) from all operations	917	(928)	2,154	(89)

Loss before taxes	1,769	61,299	3,668	64,654
Net loss	1,661	49,205	3,080	51,538
Adjusted net loss[1]	1,661	3,068	3,080	5,401
Total comprehensive loss	2,041	48,893	2,893	51,647
Loss per share – basic and diluted	$0.03	$0.81	$0.05	$0.85
Cash flows from operating activities	(1,171)	(3,536)	(1,031)	(2,137)

[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s June 30, 2014 MD&A for explanation and reconciliation.

Silver Streaming Amendment

In June, Alexco announced it had come to an agreement with Silver Wheaton Corp. to amend the silver streaming agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the Keno Hill Silver District in general (see news release dated June 16, 2014 entitled “Alexco Announces Amended Silver Streaming Agreement for Keno Hill”). The silver stream is preserved at 25%, but reflects a new variable production payment curve based on the spot price of silver, with a maximum payment to Alexco of US$18.00 per ounce of silver delivered when spot silver prices are US$19.45 and a payment floor of US$3.90 per ounce at US$35.00 spot silver price and higher. The amendment is subject to the payment of US$20 million by Alexco to Silver Wheaton. Nauman said, “This agreement gives us a new financial operating basis with a significantly improved underlying fixed cost structure, and has a longer term impact for expansion of exploration and development opportunities in the District as a whole. This is a high grade and prolific silver district in one of the world’s safest mining jurisdictions, and this amended agreement is a big step toward resumption of sustainable silver production under almost any market condition.”

Bought Deal Financing

On July 29, 2014 Alexco announced that it had entered into an agreement with an underwriter for a bought deal of 4,350,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $5,002,500. Each Unit consists of one common share of Alexco and one half of one common share purchase warrant, each full warrant exercisable into one common share of Alexco for a period of 24 months from the closing date at an exercise price of $1.40. Subsequently, Alexco announced that in connection with the offering it entered into an amended agreement with the underwriter to increase the offering from C$5,002,500 to C$7,015,000. Alexco has granted the underwriter an option to purchase additional Units or additional warrants, to a maximum number of securities not exceeding 15% of the Underwritten Offering, for a period of 30 days after the closing date to cover over-allotments. If the maximum number of additional Units is exercised under the over-allotment option, the total gross proceeds from the offering will be $8,067,250, with a total of 7,015,000 shares issued. The net proceeds from the offering are expected to be used by Alexco to further exploration and development activities in the Eastern Keno Hill Silver District, particularly at the Flame & Moth deposit, and for general working capital purposes. Closing of the offering is anticipated to occur on or around August 21, 2014 and is subject to customary conditions.

Alexco Environmental Group (AEG)

Alexco Environmental Group (AEG) recorded revenues of $3,064,000 in the second quarter of 2014 for a gross profit of $812,000 and a gross margin of 26.5%, compared to revenues of $3,258,000 in the second quarter of 2013 for a gross profit of $1,435,000 and a gross margin of 44.0% . The decline in gross margin is due primarily to a transition to lower-margin phases of a significant project in the US, and to an increase in lower-margin components of the closure reclamation plan work being carried out in the Keno Hill District. Nauman said, “AEG has become an increasingly important and profitable business unit which is contributing cash and lowering our burn rate as we progress into the development stage for Flame & Moth.”

Mining Operations

Mining segment revenues recognized in the second quarter of 2014 totaled $105,000 with nil cost of sales, reflecting the effect of final assay determinations between initial revenue recognition and final settlement of concentrate sales. Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment. The last concentrate shipments were delivered in October 2013, and the last final settlements of concentrate sales were completed in April 2014.

Keno Hill Exploration

Alexco’s surface exploration plans for 2014 are currently budgeted at approximately $5 million, of which approximately $2.1 million has been incurred through June 30, 2014. The original plans entailed approximately 10,500 meters of surface drilling, primarily at the Flame & Moth deposit and the nearby Flame & Moth West discovery as well as at Bermingham, and at a limited number of targets elsewhere in the Keno Hill Silver District. However, drilling has progressed with greater-than-expected efficiency, such that approximately 6,800 meters had been drilled through June 30 and approximately 9,700 meters through the end of July. It is expected that the total surface exploration drilling for the 2014 season will be increased from 10,500 to approximately 14,000 meters as a result, with the total expenditure for the season remaining unchanged at approximately $5 million. The primary focus for the remainder of the 2014 season is expected to be the Flame & Moth southwest area, with drilling expected to continue through the end of September.

The Flame & Moth deposit occurs in two zones separated by a fault, and while the current potentially mineable portion has a strike length of about 600 meters, results from drilling in 2013 show the mineralization extends for at least 900 meters. The deposit averages 4 to 5 meters in thickness, with some areas up to 11 meters thick. Drilling results released last year included 28 ounces per ton of silver over 5.6 meters true thickness at the southwest extent of the deposit (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”). The Flame & Moth deposit remains open, and just as important the general area around the deposit remains open for satellitic discoveries such as Flame West where there have been intercepts of up to 28.7 ounces per ton silver over a true thickness of 0.85 meters.

Financial Position

Alexco’s cash and cash equivalents at June 30, 2014 totaled $6.3 million compared to $8.6 million at December 31, 2013, while net working capital totaled $11.7 million compared to $15.3 million for the same dates respectively. The decline in the quarter was due primarily to expenditures on exploration activity, with roughly half of general and administrative and mine site care and maintenance costs offset by cash generated from AEG operating activities.

With its cash resources and net working capital on hand at June 30, 2014, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration for at least the current 12 month period, although triggering the amendment to the Silver Wheaton agreement will require additional capital, as will a re-start of mining operations and new mine development.

Financial Report and Conference Call for Second Quarter 2014

Full details of the financial and operating results for the second quarter of 2014 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, August 15, 2014. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through September 15, 2014, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13588104

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.